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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8-68338

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___9/28/10___ AND ENDING ___12/31/10___
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

SC Distributors, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

610 Newport Center Drive, Suite 350
                    (No. and Street)
Newport Beach   CA   92660
(City)   (State)   (Zip Code)

OFFICIAL USE ONLY
FIRM ID. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Brandenberger   949 706 8666
                                                (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
                    (Name - if individual, state last, first, middle name)

695 Town Center Drive   Costa Mesa   California   92626
(Address)   (City)   (State)   (Zip Code)

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CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02

$\frac{6^{D}}{3|^{14}}$

OATH OR AFFIRMATION

I, Mark Brandenberger, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to SC Distributors, LLC (the "Company") as of December 31, 2010 and for period from September 28, 2010 (Commencement of Operations) through December 31, 2010 are true and correct. I further affirm that neither the Company nor any stockholder, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

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┌─────────────────────────────┐
│       V. CHAPMAN            │
│       COMM. #1754685        │
│  NOTARY PUBLIC - CALIFORNIA │
│       ORANGE COUNTY         │
│  My Comm. Expires July 1, 2011 │
└─────────────────────────────┘
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_____
Signature

Chief Financial Officer
_____
Title

VChapman
_____
Notary Public

This report** contains (check all applicable boxes):

(x)		Independent Auditors' Report
(x)	(a)	Facing page
(x)	(b)	Statement of Financial Condition
(x)	(c)	Statement of Operations
(x)	(d)	Statement of Changes in Member's Capital
(x)	(e)	Statement of Cash Flows
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(x)		Notes to Financial Statements
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
(x)	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable, exempt under Rule 15c3-3(k)(2)(i). See note 5 in the accompanying financial statements)
(x)	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable, exempt under Rule 15c3-3(k)(2)(i). See note 5 in the accompany financial statements)
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (not required)
( )	(k)	A Reconciliation between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable)
(x)	(1)	An Oath or Affirmation
( )	(m)	A copy of the SIPC Supplemental Report (not required)
(x)	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control)
**		For condition of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3)

SC DISTRIBUTORS, LLC

(SEC I.D. No. 8-68338)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES FOR THE
PERIOD FROM SEPTEMBER 28, 2010
(COMMENCEMENT OF BROKERAGE OPERATIONS)
THROUGH DECEMBER 31, 2010
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Filed pursuant to Rule 17a-5(e)(3) as a **PUBLIC** Document

Deloitte.

Deloitte & Touche LLP
Suite 1200
695 Town Center Drive
Costa Mesa, CA 92626-7188
USA

Tel: +1 714 436 7100
Fax: +1 714 436 7200
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member and Management of
SC Distributors, LLC:

We have audited the accompanying statement of financial condition of SC Distributors, LLC (the "Company"), as of December 31, 2010, and the related statement of operations, changes in member's capital and cash flows for the period from September 28, 2010 (commencement of brokerage operations) through December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2010, and the results of its operations and its cash flows for the period from September 28, 2010 (commencement of brokerage operations) through December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

The Company incurred losses and negative cash flows from operations for the period from September 28, 2010 (commencement of brokerage operations) through December 31, 2010. These matters and management's plans are discussed in Note 1 to the financial statements,

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules g and h, listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but such supplemental schedules are required by Rule 17a-5 under Securities Exchange Act of 1934. These supplemental schedules are the responsibility of the Company's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 25, 2011

Member of
Deloitte Touche Tohmatsu

SC DISTRIBUTORS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

CASH AND CASH EQUIVALENTS	$ 573,293
PREPAID EXPENSES AND OTHER ASSETS	157,950
DUE FROM AFFILIATE	11,052
PROPERTY AND EQUIPMENT — Net	66,514
TOTAL ASSETS	$ 808,809

LIABILITIES AND MEMBER'S CAPITAL

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	$ 76,063
ACCRUED COMPENSATION AND BENEFITS	72,466
Total liabilities	148,529
COMMITMENTS AND CONTINGENCIES (Note 6)	
MEMBER'S CAPITAL	660,280
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 808,809

See notes to financial statements.

SC DISTRIBUTORS, LLC

STATEMENT OF OPERATIONS
FOR THE PERIOD FROM SEPTEMBER 28, 2010 (COMMENCEMENT OF BROKERAGE OPERATIONS)
THROUGH DECEMBER 31, 2010

REVENUES — Interest income	$ 660
EXPENSES:	
Employee salaries and benefits	271,635
Management fees (Note 2)	269,496
Professional services	55,610
Travel and entertainment	36,872
Rent and facilities	36,125
General, administrative, and other expenses	132,787
Total expenses	802,525
NET LOSS	$ (801,865)

See notes to financial statements.

SC DISTRIBUTORS, LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE PERIOD FROM SEPTEMBER 28, 2010 (COMMENCEMENT OF BROKERAGE OPERATIONS)
THROUGH DECEMBER 31, 2010

	Contributed Capital (Note 1)	Accumulated Deficit (Note 1)	Member's Capital
BALANCE — September 28, 2010	$1,650,000	$(187,855)	$1,462,145
Net loss		(801,865)	(801,865)
BALANCE — December 31, 2010	$1,650,000	$(989,720)	$ 660,280

See notes to financial statements.

SC DISTRIBUTORS, LLC

STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM SEPTEMBER 28, 2010 (COMMENCEMENT OF BROKERAGE OPERATIONS)
THROUGH DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (801,865)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	1,348
Changes in operating assets and liabilities:	
Accounts payable and accrued liabilities	24,449
Accrued compensation and benefits	72,466
Due from affiliate	(11,052)
Prepaid expenses and other assets	7,677
Net cash used in operating activities	(706,977)
CASH FLOWS FROM INVESTING ACTIVITIES — Purchases of property and equipment	(61,683)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(768,660)
CASH AND CASH EQUIVALENTS — Beginning of period	1,341,953
CASH AND CASH EQUIVALENTS — End of period	$ 573,293

See notes to financial statements.

SC DISTRIBUTORS, LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010, AND FOR THE PERIOD FROM SEPTEMBER 28, 2010
(COMMENCEMENT OF BROKERAGE OPERATIONS) THROUGH DECEMBER 31, 2010

1. ORGANIZATION OF THE COMPANY

SC Distributors, LLC (the "Company"), was organized as a limited liability company under the laws of the State of Delaware on March 31, 2009, and owned 100% by Strategic Capital Companies, LLC (SCC). Effective April 16, 2010, the Company became 100% owned by Carter Validus Securities Holdings, LLC (CVSH). CVSH is jointly owned by Carter Validus Holdings I, LLC ("CVH I") and Carter Validus Holdings II, LLC ("CVH II"). CVH II is owned jointly by SCC and CVH I. On September 28, 2010 (commencement of brokerage operations), the Company became a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business is to act as the dealer-manager for public, nontraded real estate investment trusts (REIT) offered by affiliates and nonaffiliates. The Company received capital contributions of $1,650,000 and also incurred $187,855 in expenses for professional services, registrations fees, and other miscellaneous expenses prior to September 28, 2010. Such amounts have been presented as capital contributions and accumulated deficit, respectively, in the statement of changes in member's capital.

Since commencing brokerage operations on September 28, 2010, the Company's operations have primarily consisted of formation of activities, which included documenting policies and procedures and registering the Company as a broker-dealer with each state. Since November 15, 2010, the Company has served as the dealer-manager for the public offering of shares of common stock of Carter Validus Mission Critical REIT, Inc. (CVMCR), which is an affiliate of both CVH I and CVH II. The Company did not execute any security transactions during the period ended December 31, 2010.

As illustrated in the Company's financial statements, the Company incurred losses during the reporting period. As indicated above, the Company did not commence its brokerage operations until receiving FINRA approval on September 28, 2010. The Company expects to begin generating revenue during 2011. The Company has access to capital to support its operations for at least one year or until such time that revenues are sufficient to cover operating expenses.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The Company is engaged in a single line of business as a securities broker-dealer, which provides distribution services with respect to selling nontraded REIT products.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates, and those differences could be material.

Revenue Recognition — Commissions and fees and related expenses from the sale of various shares of unlisted REITs are recognized as revenue and expense when earned and are recorded on the date the investor is admitted as a stockholder of the REIT. The Company did not have any commission revenue for the period from September 28, 2010 (commencement of brokerage operations) through December 31, 2010.

Fair Value of Financial Instruments — The carrying amount of accounts payable and accrued liabilities and accrued compensation approximate fair value because of the short-term nature of these items.

Cash and Cash Equivalents — The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

The Company currently maintains all of its operating cash with one major financial institution. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation.

Prepaid Expenses and Other Assets — Prepaid expenses and other assets primarily consist of prepaid rent and prepaid insurance.

Property and Equipment — Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization of property and equipment are provided on a straight-line basis over the estimated original useful lives of the assets, which range from three to seven years.

Accrued Compensation — Accrued compensation is related to guarantees of incentive compensation due to certain employees of the Company.

Taxes — As a limited liability company, the Company is subject to certain state and local taxes; however, income taxes on income or losses realized by the Company are the obligation of the Member.

The Company adopted Accounting Standards Codification (ASC) 740, *Income Taxes*, for fiscal period ended December 31, 2010. Based on its evaluation, under ASC 740, the Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements, nor has the Company been assessed interest or penalties by any major tax jurisdictions. The Company's evaluation was performed for the tax year ending December 31, 2010.

Management Fees — Management fees consist of amounts paid by the Company to affiliates for services, including sales management, financial management, technology services, and clerical support. Management fees also include reimbursements received by the Company for accounting and human resource services provided to an affiliate. These services include financial statement preparation, bank statement reconciliations, accounts payable processing, and employee payroll and benefits processing.

The Company also provided facilities and paid for various overhead expenses on behalf of an affiliate for which it was reimbursed by an affiliate. This reimbursement of costs and services is included in management fees as an offset to the amounts charged by such affiliate for services noted above. All other amounts for which the Company was reimbursed are included gross in the statement of operations.

3. PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2010, are as follows:

Computer equipment and software	$ 27,980
Office equipment and fixtures	39,925
Less accumulated depreciation and amortization	(1,391)
Property and Equipment - Net	$ 66,514

4. RELATED-PARTY TRANSACTIONS

CVH II, an affiliate of the Company, provides certain administrative functions to the Company, including, but not limited to, sales management, marketing and product development, and financial and accounting oversight. The Company reimbursed CVH II $160,593 for such services for the period ended December 31, 2010. Such amounts have been recorded within management fees in the statement of operations and no such amounts were payable as of December 31, 2010.

Strategic Capital Advisory Services, LLC (SCAS), an affiliate of the Company, provides certain administrative functions to the Company, including, but not limited to, technology services and office and secretarial services. The Company provides certain accounting and human resources functions to SCAS as described within Note 2. In addition, the Company pays certain operating expenses on behalf of SCAS, including facilities, insurance, and cost of equipment. For the period ended December 31, 2010, the Company paid SCAS $152,166 for such services and received $43,263 from SCAS for services provided to SCAS and expenses paid on behalf of SCAS. Such amounts have been recorded within management fees in the statement of operations and no such amounts were payable as of December 31, 2010.

Due from affiliate represents organization and offering costs previously paid by the Company on behalf of, and in connection with, the distribution and sale of shares of CVMCR. As of December 31, 2010, $11,052 remained outstanding.

5. REGULATORY REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined under such provisions. The Company's aggregate indebtedness to net capital ratio shall not exceed 8:1 during the Company's first year of membership in FINRA. At December 31, 2010, the Company had a net capital and a net capital requirement of $424,764 and $18,566, respectively, which was $406,198 in excess of its required net capital. The Company's net capital ratio was 0.35:1.

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(i) as it does not maintain customer accounts, nor does it hold securities for customers.

6. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company is involved in various claims and legal proceedings. The results of these matters are not expected to have a material adverse effect on the Company's financial position or results of operations.

The Company entered into a five-year lease for office space for its operations in Newport Beach, California. The Company's future minimum lease payments associated with such lease as of December 31, 2010, are as follows:

Years Ending December 31,

2011	$ 348,357
2012	363,676
2013	380,087
2014	397,499
2015	379,005
TOTAL MINIMUM LEASE PAYMENTS	$ 1,868,624

7. **SUBSEQUENT EVENTS**

The Company evaluates subsequent events up until the date the financial statements are issued. The company received $1.2 million in capital contributions during January 2011 and February 2011. As of February 25, 2011, no additional material subsequent events have occurred.

* * * * * *

SUPPLEMENTAL SCHEDULES

SC DISTRIBUTORS, LLC

SCHEDULE G — COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 OF THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2010

MEMBER'S CAPITAL	$ 660,280
LESS NONALLOWABLE ASSETS:	
Prepaid expenses and other assets	(157,950)
Due from affiliate	(11,052)
Property and equipment — net	(66,514)
Total	(235,516)
NET CAPITAL PER RULE 15C3-1	424,764
MINIMUM NET CAPITAL REQUIRED (The greater of $5,000 or 12.5% of aggregate indebtedness)	18,566
EXCESS NET CAPITAL	$ 406,198
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.35:1

Reconciliation with Company's Computation (included in Part IIA of Form 17a-5 as of December 31, 2010)

Net capital, as reported in Company's Part IIA (unaudited)	$ 347,466
Adjustments:	
Postclosing adjustments	77,298
NET CAPITAL PER ABOVE	$ 424,764

SC DISTRIBUTORS, LLC

SCHEDULE H — STATEMENTS REGARDING SEC RULE 15C3-3
DECEMBER 31, 2010

COMPUTATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3:
  The company is exempt from the computation of reserve requirements according to
  the provision of Rule 15c3-3(k)(2)(i).

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
  UNDER RULE 15C3-3:
  The company is exempt from the Rule 15c3-3 as it relates to possession and control requirements
  under the (k)(2)(i) exemption provision.

Deloitte.

Deloitte & Touche LLP
Suite 1200
695 Town Center Drive
Costa Mesa, CA 92626-7188
USA

Tel: +1 714 436 7100
Fax: +1 714 436 7200
www.deloitte.com

February 25, 2011

SC Distributors, LLC
610 Newport Center Drive, Suite 350
Newport Beach, CA 92660

In planning and performing our audit of the financial statements of SC Distributors LLC (the "Company") as of December 31, 2010 and for the period from September 28, 2010 (commencement of brokerage operations) through December 31, 2010 (on which we issued our report dated February 25, 2011 and such report expressed an unqualified opinion on those financial statements and included an emphasis of a matter paragraph regarding the Company's losses and negative cash flows from operations), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member and Management of the Company, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers and is not intended to be, and should not be, used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP